Art 3/11/03

03012231

CM

SE[...] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52388

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2003 WASH. D.C. 1545

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
D.F. Hadley & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1408 Mahattan Avenue
(No. and Street)

Manhattan Beach	California	90266
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hadley (310) 727-9805
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hadley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.F. Hadley & Co., Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CAlif
County of LA
Subscribed and sworn (or affirmed) to before me this 19th day of Dec, 2002
by: David F. Hadley

Teresa Rios
Notary Public

DFHadley 12/19/02
Signature

President
Title

TERESA RIOS
Commission # 1288179
Notary Public — California
Los Angeles County
My Comm. Expires Dec 23, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
D.F. Hadley & Co., Inc.

I have audited the accompanying statement of financial condition of D.F. Hadley & Co., Inc. (an S Corporation) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.F. Hadley & Co., Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 22, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

D.F. Hadley & Co., Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 53,613
Accounts receivable	13,391
Furniture and equipment, net of $10,273 accumulated depreciation	13,766
Securities, not readily marketable	4,773
Prepaid expenses	750
Intangible assets, net of $1,000 accumulated amortization	500
Total assets	$ 86,793

Liabilities & Stockholder's Equity

Liabilities

Accounts payable	$ 81
Payable to officer	447
Total liabilities	528

Stockholder's equity

Common stock, no par value, 10,000 share authorized 1,000 shares issued and outstanding	1,000
Additional paid-in capital	149,000
Accumulated deficit	(63,735)
Total stockholder's equity	86,265
Total liabilities & stockholder's equity	$ 86,793

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Statement of Operations
For the year ended December 31, 2002

Revenues	
Corporate fee income	$ 62,600
Interest income	416
Gain (loss) on disposition of assets	(1,328)
Total revenues	61,688
Expenses	
Employee compensation and benefits	43,354
Communications	3,416
Occupancy and equipment rental	18,945
Interest	491
Taxes, other than income taxes	91
Other operating expenses	34,208
Total expenses	100,505
Income (loss) before income taxes	(38,817)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (39,617)

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2002

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance at December 31, 2001	$ 1,000	$ 149,000	$ (24,118)	$ 125,882
Net income (loss)	–	–	(39,617)	(39,617)
Balance at December 31, 2002	$ 1,000	$ 149,000	$ (63,735)	$ 86,265

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Statement of Cash Flow
For the year ended December 31, 2002

Cash flows from operating activities:		
Net income (loss)		$ (39,617)
Adjustments to reconcile to net income (loss) to net cash used in operating activities		
Depreciation	$ 13,474	
Amortization	300	
Gain (loss) on sale of furniture and equipment	1,328	
(Increase) decrease:		
Accounts receivable	(7,581)	
Prepaid expenses	(750)	
Other assets	179	
(Decrease) increase:		
Accounts payable	(2,395)	
Total adjustments		4,555
Net cash used in operating activities		(35,062)
Cash flows from investing activities:		
Proceeds from sale of furniture and equipment	13,700	
Cash from return of deposits	2,200	
Net cash provided by investing activities		15,900
Cash flows from financing activities:		
Repayment of loan to officer	(343)	
Net cash used in financing activities		(343)
Net decrease in cash		(19,505)
Cash at beginning of year		73,118
Cash at end of year		$ 53,613

Supplemental disclosure of cash flow information:

Income taxes paid	$ 800
Interest paid	$ 491

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Notes to Financial Statements
For the year ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

D.F. Hadley & Co., Inc. (The "Company") was incorporated in California on August 18, 1999, as a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The corporate fee incomes are for retainers that are paid after letters of agreement are signed for consulting and investment banking business. The company earned 100% of its corporate fee income from five (5) clients.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its corporate fee income when earned, usually after completion of the assignment or upon receipt of non-refundable retainers or fee payments.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Intangible assets are being amortized on a straight-line basis over 60 months. Amortization expense for the year ended December 31, 2002 was $300.

Advertising costs are expensed as incurred.

D.F. Hadley & Co., Inc.
Notes to Financial Statements
For the year ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The rent expense for the year was $15,024.

Note 2: SECURITIES, NOT READILY MARKETABLE

These securities are warrants valued at cost. These warrants expire in February 2003.

Note 3: FURNITURE AND EQUIPMENT

The furniture and equipment are recorded at cost.

		Depreciable Life Years
Furniture	$ 13,377	7
Equipment	10,662	5
	24,039	
Less accumulated depreciation	(10,273)	
Net furniture and equipment	$ 13,766	

Depreciation expense for the year ended December 31, 2002 was $13,474

D.F. Hadley & Co., Inc.
Notes to Financial Statements
For the year ended December 31, 2002

Note 4: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $800 represents the California minimum tax provision on income. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 5: RELATED PARTY TRANSACTIONS

The Company's sole shareholder is a member of the board of directors for one of it's corporate fee income clients. The income generated from this client was approximately 12% of the Company's corporate fee income.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $61,085 exceeded the minimum net capital requirement by $56,085; and the Company's ratio of aggregate indebtedness ($528) to net capital was 0.01:1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

D.F. Hadley & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital

Stockholder's equity		
Common stock	$ 1,000	
Additional paid-in capital	149,000	
Accumulated deficit	(63,735)	
Total stockholder's equity		$ 86,265
Less: Non allowable assets		
Accounts receivable–greater than 30 days	(5,391)	
Furniture and equipment, net	(13,766)	
Investments, not readily available	(4,773)	
Prepaid expenses	(750)	
Intangible assets, net	(500)	
Net adjustments to stockholder's equity		(25,180)
Net capital		61,085

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 35	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 56,085
Ratio of aggregate indebtedness to net capital	0.01:1	

There was a difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002, of $8,000 due to certain accounts receivable being allowable for net capital purposes.

See independent auditor's report.

D.F. Hadley & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirements is not applicable to D.F. Hadley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

D.F. Hadley & Co., Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to D.F. Hadley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

D.F. Hadley & Co., Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
D.F. Hadley & Co., Inc.

In planning and performing my audit of the financial statements of D.F. Hadley & Co., Inc. for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by D.F. Hadley & Co., Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 22, 2003